UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
AS AT MARCH 31, 2020

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	4	$795.0	$830.6
Short-term investments		7.2	6.1
Receivables and other current assets	6	72.7	72.2
Inventories	7	327.8	308.5
Assets classified as held for sale	9	45.6	45.6
		1,248.3	1,263.0
Non-current assets
Investments in associates	8	7.5	10.0
Property, plant and equipment	10	2,269.7	2,239.6
Exploration and evaluation assets	11	42.2	42.2
Restricted cash	5	27.6	28.1
Inventories	7	219.1	223.2
Other assets	12	49.2	56.0
		2,615.3	2,599.1
		$3,863.6	$3,862.1
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$216.2	$211.9
Income taxes payable		18.2	12.8
Current portion of provisions	13	8.3	4.8
Current portion of lease liabilities		14.9	13.4
Current portion of long-term debt	16	4.5	4.6
Current portion of derivative liabilities	14	25.2	—
Liabilities classified as held for sale	9	18.5	18.5
		305.8	266.0
Non-current liabilities
Deferred income tax liabilities		171.7	180.6
Provisions	13	375.5	374.6
Lease liabilities		49.2	45.4
Long-term debt	16	414.6	403.9
Deferred revenue	17	172.8	170.5
Derivative liabilities	14	46.6	2.3
		1,230.4	1,177.3
		1,536.2	1,443.3
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	20	2,694.0	2,686.8
Contributed surplus		49.2	54.0
Accumulated deficit		(384.6)	(350.2)
Accumulated other comprehensive loss		(105.4)	(44.5)
		2,253.2	2,346.1
Non-controlling interests		74.2	72.7
		2,327.4	2,418.8
Contingencies and commitments	13(b),28
Subsequent events	24,31
		$3,863.6	$3,862.1
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2020	2019
Revenues		$274.5	$251.0
Cost of sales	23	242.6	251.9
Gross profit (loss)		31.9	(0.9)
General and administrative expenses		(11.9)	(9.6)
Exploration expenses		(8.4)	(8.9)
Other expenses	24	(2.9)	(22.0)
Earnings (loss) from operations		8.7	(41.4)
Share of net loss from investments in associates, net of income taxes	8	(0.4)	(0.5)
Finance costs	25	(6.2)	(3.7)
Foreign exchange loss		(4.9)	(2.8)
Interest income, derivatives and other investment gains (losses)	26	(26.5)	9.1
Loss before income taxes		(29.3)	(39.3)
Income taxes	15	(3.6)	(1.4)
Net loss from continuing operations		(32.9)	(40.7)
Net loss from discontinued operations	9	—	(0.6)
Net loss		$(32.9)	$(41.3)
Net loss from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$(34.4)	$(40.7)
Non-controlling interests		1.5	—
Net loss from continuing operations		$(32.9)	$(40.7)
Net loss attributable to
Equity holders of IAMGOLD Corporation		$(34.4)	$(41.3)
Non-controlling interests		1.5	—
Net loss		$(32.9)	$(41.3)
Attributable to equity holders of IAMGOLD Corporation

Weighted average number of common shares outstanding (in millions) - Basic and diluted	21	470.1	467.6

Basic and diluted loss per share from continuing operations ($ per share)	21	$(0.07)	$(0.09)

Basic and diluted loss per share from discontinued operations ($ per share)	21	$—	$—

Basic and diluted loss per share ($ per share)	21	$(0.07)	$(0.09)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2020	2019
Net loss		$(32.9)	$(41.3)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(2.1)	0.8
Net realized change in fair value of marketable securities	18(a)	(4.9)	—
Tax impact		0.1	0.2
		(6.9)	1.0
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	18(b)	(47.7)	6.9
Time value of options contracts excluded from hedge relationship	18(b)	(9.6)	15.6
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	18(b)	1.9	(0.4)
Tax impact		3.4	(1.4)
		(52.0)	20.7
Currency translation adjustment	8	(2.1)	1.3
		(54.1)	22.0
Total other comprehensive income (loss)		(61.0)	23.0
Comprehensive income (loss)		$(93.9)	$(18.3)

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$(95.4)	$(18.3)
Non-controlling interests		1.5	—
Comprehensive income (loss)		$(93.9)	$(18.3)
Comprehensive income (loss) arises from:
Continuing operations		$(93.9)	$(17.7)
Discontinued operations		—	(0.6)
Comprehensive income (loss)		$(93.9)	$(18.3)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2020	2019

Common shares
Balance, beginning of the period		$2,686.8	$2,680.1
Issuance of common shares for share-based compensation	20	7.2	2.7
Balance, end of the period		2,694.0	2,682.8

Contributed surplus
Balance, beginning of the period		54.0	48.2
Issuance of common shares for share-based compensation		(7.2)	(2.7)
Share-based compensation		1.9	2.1
Other		0.5	(0.7)
Balance, end of the period		49.2	46.9

Retained earnings (Accumulated deficit)
Balance, beginning of the period		(350.2)	63.1
IFRS 16 transition adjustment		—	(0.5)
Adjusted balance, beginning of the period		(350.2)	62.6
Net loss attributable to equity holders of IAMGOLD Corporation		(34.4)	(41.3)
Balance, end of the period		(384.6)	21.3

Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the period		(31.9)	(32.0)
Net change in fair value of marketable securities, net of income taxes		(6.9)	1.0
Balance, end of the period		(38.8)	(31.0)
Cash flow hedge fair value reserve
Balance, beginning of the period		(9.5)	(22.3)
Net change in fair value of cash flow hedges recognized in property, plant and equipment	18(b)	0.1	—
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes		(52.0)	20.7
Balance, end of the period		(61.4)	(1.6)
Currency translation adjustment
Balance, beginning of the period		(3.1)	(4.5)
Change for the period	8	(2.1)	1.3
Balance, end of the period		(5.2)	(3.2)
Total accumulated other comprehensive loss		(105.4)	(35.8)
Equity attributable to equity holders of IAMGOLD Corporation		2,253.2	2,715.2

Non-controlling interests
Balance, beginning of the period		72.7	60.0
Net earnings attributable to non-controlling interests		1.5	—
Balance, end of the period		74.2	60.0
		$2,327.4	$2,775.2
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2020	2019
Operating activities
Net loss		$(32.9)	$(41.3)
Net loss from closed mines		0.3	7.6
Net loss related to open mines		(32.6)	(33.7)
Adjustments for:
Finance costs	25	6.0	3.5
Depreciation expense		63.8	68.9
Impairment charge	24	—	12.5
Derivative (gain) loss	18	31.9	(6.1)
Income taxes	15	3.6	1.4
Interest income	26	(3.9)	(3.1)
Share of net loss (earnings) from investments in associates and incorporated joint ventures, net of income taxes	8	0.4	(4.1)
Effects of exchange rate fluctuation on cash and cash equivalents		8.2	(0.4)
Other non-cash items	27(a)	3.5	6.7
Adjustments for cash items:
Settlement of derivatives	18(b)	(1.9)	0.4
Disbursements related to asset retirement obligations		(0.1)	(0.1)
Movements in non-cash working capital items and non-current ore stockpiles	27(b)	(28.7)	(24.7)
Cash from operating activities, before income taxes paid		50.2	21.2
Income taxes paid		(5.4)	(11.8)
Net cash from operating activities related to open mines		44.8	9.4
Net cash used in operating activities related to closed mines	27(c)	(0.8)	(0.6)
Net cash from operating activities		44.0	8.8
Investing activities
Capital expenditures for property, plant and equipment		(67.5)	(69.7)
Capitalized borrowing costs	25	(0.3)	—
Disposal of short-term investments (net)		—	34.3
Capital expenditures for exploration and evaluation assets		—	(0.5)
Interest received		3.5	4.0
Purchase of additional common shares of associate	8	—	(0.8)
Other investing activities	27(d)	0.2	(0.2)
Net cash used in investing activities related to open mines		(64.1)	(32.9)
Net cash used in investing activities related to closed mines		—	—
Net cash used in investing activities		(64.1)	(32.9)
Financing activities
Interest paid	25	(0.8)	(0.3)
Payment of lease obligations		(3.4)	(1.0)
Repayment of Equipment Loan	27(e)	(1.1)	—
Other financing activities		(1.7)	(0.9)
Net cash used in financing activities related to open mines		(7.0)	(2.2)
Net cash used in financing activities related to closed mines		(0.3)	—
Net cash used in financing activities		(7.3)	(2.2)
Effects of exchange rate fluctuation on cash and cash equivalents		(8.2)	0.4
Decrease in cash and cash equivalents		(35.6)	(25.9)
Cash and cash equivalents, beginning of the period		830.6	615.1
Cash and cash equivalents, end of the period		$795.0	$589.2
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 and 2019
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the three months ended March 31, 2020, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2019.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on May 4, 2020.

(b)	Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 19.
(c)    Basis of consolidation
Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	March 31, 2020	December 31, 2019	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[2]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Boto S.A.	Boto Gold Project (Senegal)	100%	—	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des Mines d'Or de Sadiola S.A.[3]	Sadiola mine (Mali)	41%	41%	Incorporated joint venture	Equity accounting
Merrex Gold Inc.	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation

1
On April 22, 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture (“UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the UJV Area of Interest, which includes Saramacca. The UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the UJV on behalf of the Republic of Suriname.

2	The Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture.

3	As at December 31, 2019, equity accounting for the investment in Sadiola ceased as it met the criteria to be classified as held for sale and discontinued operations.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

(d) Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three months ended March 31, 2020. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
3. ADOPTION OF NEW ACCOUNTING STANDARDS
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2019.

4.	CASH AND CASH EQUIVALENTS

	March 31, 2020	December 31, 2019
Cash	$720.1	$755.8
Short-term deposits with initial maturities of three months or less	74.9	74.8
	$795.0	$830.6
5. RESTRICTED CASH

The Company had long-term restricted cash of $27.6 million as at March 31, 2020 (December 31, 2019 - $28.1 million), to guarantee the environmental indemnities related to the Essakane mine.

6.	RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	March 31, 2020	December 31, 2019
Income taxes receivable		$7.3	$5.5
Receivables from governments[1]		50.5	39.1
Gold receivables		—	3.2
Other receivables		3.8	3.6
Total receivables		61.6	51.4
Prepayment for other assets		0.2	0.2
Marketable securities and warrants	19(a)	—	4.5
Prepaid expenses		10.7	11.0
Derivatives	19(a)	0.2	5.1
		$72.7	$72.2

1	Receivables from governments relate primarily to value added tax.

7.	INVENTORIES

	March 31, 2020	December 31, 2019
Finished goods	$78.8	$68.2
Ore stockpiles	78.1	68.9
Mine supplies	170.9	171.4
	327.8	308.5
Non-current ore stockpiles	219.1	223.2
	$546.9	$531.7
For the three months ended March 31, 2020, the Company recognized a net realizable value write-down in finished goods and ore stockpiles amounting to $nil (three months ended March 31, 2019 - $0.1 million).
For the three months ended March 31, 2020, the Company recognized a write-down in mine supplies inventories amounting to $0.7 million (three months ended March 31, 2019 - $0.5 million).
For the three months ended March 31, 2020, the Company recognized $nil in Cost of sales for costs related to operating below normal capacity at Westwood (three months ended March 31, 2019 - $16.3 million).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

8.	INVESTMENTS IN ASSOCIATES
The Company's investments in joint ventures, Sadiola and Yatela, were classified as held for sale as at December 31, 2019 and are presented as discontinued operations (refer to Note 9). As of the date of classification as held for sale, equity accounting for the investments ceased.

	INV Metals[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2019	$5.0	$71.8	$—	$76.8
Purchase of additional common shares of associate[3]	5.0	—	—	5.0
Currency translation adjustment	1.4	—	—	1.4
Share of net earnings (loss), net of income taxes	(1.4)	(24.7)	0.1	(26.0)
Share of net earnings recorded as a reduction of the provision	—	—	(0.1)	(0.1)
Share of dividends received	—	(2.1)	—	(2.1)
Reclassification to assets and liabilities held for sale	—	(45.0)	—	(45.0)
Balance, December 31, 2019	10.0	—	—	10.0
Currency translation adjustment	(2.1)	—	—	(2.1)
Share of net loss, net of income taxes	(0.4)	—	—	(0.4)
Balance, March 31, 2020	$7.5	$—	$—	$7.5

1	IAMGOLD includes results based on the latest publicly available information.

2	The Company's incorporated joint ventures are not publicly listed.

3
Associate relates to INV Metals Inc. ("INV Metals"), a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at March 31, 2020 was 35.6% (December 31, 2019 - 35.6%). On March 19, 2019, the Company participated in INV Metals' common shares public equity offering and acquired an additional 1.6 million common shares of INV Metals at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals. On October 28, 2019, the Company participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

9.	ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS
Sadiola:
On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective 82% interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million ($52.5 million each to the Company and AGA), payable as follows:

•	$50 million upon the fulfillment or waiver of all conditions precedent and closing of the transaction ("Closing");

•	Up to a further $5 million, payable 8 days after Closing, to the extent that the cash balance of Sadiola at Closing is greater than an agreed amount;

•	$25 million upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP"); and

•	$25 million upon the production of a further 250,000 ounces from the SSP.
The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to Closing, Sadiola will pay a dividend of $15 million pro rata to its shareholders.
As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.
As a result, an assessment was performed and an impairment loss of $36.3 million, for the Company's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.
An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.
The total carrying value of $45.6 million is presented as current assets held for sale.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

Yatela:
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), an entity jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Yatela, for consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of Yatela mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.
As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale.
Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

	Notes	Assets held for sale - Sadiola	Liabilities held for sale - Yatela
Balance, December 31, 2018		$—	$—
Reclassification from Investments in associates and incorporated joint ventures	8	45.0	—
Reclassification from Other non-current assets		10.0	—
Reclassification from Provisions		—	(13.2)
Loss from discontinued operations		(9.4)	(5.3)
Balance, December 31, 2019		$45.6	$(18.5)
Balance, March 31, 2020		$45.6	$(18.5)
Loss from discontinued operations is comprised of the following:

	Three months ended March 31,
	2020	2019
Share of net earnings, net of income taxes	$—	$4.7
Loss on investment in Yatela	—	(5.3)
	$—	$(0.6)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

10. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Cost
Balance, January 1, 2019	$515.1	$2,719.3	$1,920.2	$—	$5,154.6
Adoption of IFRS 16	—	—	—	8.5	8.5
Additions[1]	137.4	100.1	105.7	19.7	362.9
Changes in asset retirement obligations	—	21.5	—	—	21.5
Disposals	—	—	(59.3)	(0.1)	(59.4)
Transfers within Property, plant and equipment	(157.5)	120.1	(2.6)	40.0	—
Transfers from Exploration and evaluation assets[2]	9.2	—	—	—	9.2
Balance, December 31, 2019	504.2	2,961.0	1,964.0	68.1	5,497.3
Additions[1]	28.4	38.7	24.2	9.6	100.9
Changes in asset retirement obligations	—	4.5	—	—	4.5
Disposals	—	—	(25.4)	(0.3)	(25.7)
Transfers within Property, plant and equipment	(9.3)	9.3	(0.1)	0.1	—
Balance, March 31, 2020	$523.3	$3,013.5	$1,962.7	$77.5	$5,577.0

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2019	$—	$1,609.6	$1,108.9	$—	$2,718.5
Depreciation expense[3]	—	167.9	132.8	5.8	306.5
Disposals	—	—	(52.8)	—	(52.8)
Impairment	—	209.9	73.6	2.0	285.5
Transfers within Property, plant and equipment	—	—	(0.7)	0.7	—
Balance, December 31, 2019	—	1,987.4	1,261.8	8.5	3,257.7
Depreciation expense[3]	—	39.0	33.3	2.3	74.6
Disposals	—	—	(24.7)	(0.3)	(25.0)
Balance, March 31, 2020	$—	$2,026.4	$1,270.4	$10.5	$3,307.3
Carrying amount, December 31, 2019	$504.2	$973.6	$702.2	$59.6	$2,239.6
Carrying amount, March 31, 2020	$523.3	$987.1	$692.3	$67.0	$2,269.7

1
For the three months ended March 31, 2020, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold, Boto Gold and Saramacca Projects totaling $5.6 million (three months ended March 31, 2019 - $5.1 million) were capitalized.

2	Refer to note 11.

3	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.
11.    EXPLORATION AND EVALUATION ASSETS

	Diakha-Siribaya Gold Project	Other	Total
Balance, January 1, 2019	$36.6	$10.7	$47.3
Exploration and evaluation expenditures[1,2]	—	6.4	6.4
Transfers to Property, plant and equipment[3]	—	(9.2)	(9.2)
Impairment charge	—	(2.3)	(2.3)
Balance, December 31, 2019	$36.6	$5.6	$42.2
Balance, March 31, 2020	$36.6	$5.6	$42.2

1
Other exploration and evaluation expenditures for the year ended December 31, 2019, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration project of $1.8 million, in addition to $4.2 million in capitalized feasibility and other studies costs relating to the Boto Gold Project.

2	For the year ended December 31, 2019, borrowing costs attributable to Exploration and evaluation assets totaling $0.4 million were capitalized.

3
During the fourth quarter of 2019, capitalized costs related to the Boto Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 10).

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

12.	OTHER NON-CURRENT ASSETS

	Notes	March 31, 2020	December 31, 2019
Marketable securities and warrants	19(a)	$6.3	$13.4
Advances for the purchase of capital equipment		7.6	12.4
Income taxes receivable		16.3	16.6
Bond fund investments		2.1	—
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.5	4.6
Derivatives	19(a)	2.0	—
Other		4.8	3.4
		$49.2	$56.0

1
On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the three months ended March 31, 2020, $0.1 million (three months ended March 31, 2019 - $0.1 million) was utilized.

13.	PROVISIONS

	March 31, 2020	December 31, 2019
Asset retirement obligations	$372.3	$368.4
Other	11.5	11.0
	$383.8	$379.4
Current portion of provisions	$8.3	$4.8
Non-current provisions	375.5	374.6
	$383.8	$379.4
(a)    Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
(b)Provisions for litigation claims and regulatory assessments
The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane S.A. has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company is in the process of completing an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.
Since IAMGOLD Essakane S.A. has only been provided with a limited evidentiary basis for the allegations, no amounts have been recorded for any potential liability arising from the proceedings, as the Company cannot predict the outcome and any resulting penalties with any certainty.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

14.	DERIVATIVE LIABILITIES

	Notes	March 31, 2020	December 31, 2019
Embedded derivative - Rosebel power purchase agreement[1]	19(a),19(b)	$17.1	$—
Derivatives	19(a),19(b)	54.7	2.3
		$71.8	$2.3
Current portion of derivative liabilities		$25.2	$—
Non-current portion of derivative liabilities		46.6	2.3
		$71.8	$2.3

1
Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour.  An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at FVTPL as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The company recognized an embedded derivative liability of $17.1 million as at March 31, 2020 due primarily to the forward price of gold exceeding the minimum price threshold set in the agreement.

15.    INCOME TAXES
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three months ended March 31, 2020 was $3.6. million (three months ended March 31, 2019 - $1.4 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to net foreign earnings taxed at different tax rates and fluctuations in the mix of income for the recognition of certain tax benefits and related deferred tax assets.

16.	LONG-TERM DEBT AND CREDIT FACILITY

	Notes	March 31, 2020	December 31, 2019
7% Senior Notes	(a)	$400.2	$388.1
Equipment Loan	(b)	18.9	20.4
		$419.1	$408.5
Current portion of long-term debt		$4.5	$4.6
Non-current portion of long-term debt		414.6	403.9
		$419.1	$408.5
(a)7% Senior Notes ("Notes")
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to April 15, 2020, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest. On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on April 15 of each of the following years is: 2020 - 105.25%; 2021 - 103.50%; 2022 - 101.75%; 2023 and thereafter - 100%.
Prior to April 15, 2020, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 107% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $404.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings (loss). The fair value of the embedded derivative as at March 31, 2020 was $nil (note 19(a)), (December 31, 2019 - $12.0 million).
Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale.  At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
March 31, 2020	$400.0	$554.0	$28.0	$56.0	$56.0	$414.0
December 31, 2019	$400.0	$554.0	$28.0	$56.0	$56.0	$414.0

1
The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.0 million as at March 31, 2020 (December 31, 2019 – $4.1 million). The carrying amount of the long-term debt also excludes the embedded derivative.

(b)	Equipment Loan
On June 27, 2019, the Company executed a €20.5 million (US$ 23.3 million) loan agreement with Caterpillar Financial Services Corporation (the “Equipment Loan”) with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.
The following are the contractual maturities related to the Equipment Loan, including interest payments:

	Payments due by period
Equipment Loan balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
March 31, 2020	$19.2	$21.5	$5.4	$10.2	$5.9	$—
December 31, 2019	$20.7	$23.3	$5.6	$10.5	$7.2	$—

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at March 31, 2020 (December 31, 2019 – $0.3 million).

(c)	Credit facility
On February 26, 2020, the Company further amended its $500 million credit facility with a maturity date of January 31, 2023. These amendments included, among other things, extending $447 million of credit available under the credit facility agreement to a maturity date of January 31, 2024.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at March 31, 2020.
As of March 31, 2020, letters of credit worth $0.4 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2019 - $0.4 million).

(d)	Uncollateralized surety bonds
As at March 31, 2020, C$215.3 million (March 31, 2020 - $152.5 million; December 31, 2019 ‐ C$198.9 million, $153.4 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project. The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

17.	DEFERRED REVENUE
On January 15, 2019, the Company entered into a forward gold sale arrangement (the “Arrangement”) with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.
The Arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the cash prepayment has been recorded as deferred revenue in the consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment represents a payment of the floor price of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, capped to $1,500 per ounce, the Company will receive the difference between the spot price and $1,300 per ounce in cash, which also will be recognized as revenue when the gold is delivered.
An interest cost, representing the significant financing component of the cash prepayment, is recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes
Balance, January 1, 2019		$—
Prepayment from customers		169.8
Finance costs		0.7
Balance, December 31, 2019		$170.5
Finance costs	25	2.3
Balance, March 31, 2020		$172.8

18.	FINANCIAL INSTRUMENTS
(a)Financial assets measured at fair value through other comprehensive income
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Three months ended March 31,
	2020	2019
Proceeds from sale of marketable securities	$10.4	$—
Acquisition date fair value of marketable securities sold	(10.3)	—
Gain (loss) on sale of marketable securities recorded in OCI	0.1	—
Reduction in value of marketable securities	(5.0)	—
Net realized change in fair value of marketable securities	$(4.9)	$—
(b)Cash flow hedge fair value reserve

(i)	Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended March 31, 2020	Three months ended March 31, 2019	Three months ended March 31, 2020	Three months ended March 31, 2019

Exchange rate risk
Canadian dollar option contracts	$(7.7)	$0.5	$0.6	$—
Canadian dollar forward contracts	(0.7)	0.9	—	(0.1)
Euro option contracts	—	(0.4)	—	0.1
Crude oil option contracts	(39.3)	5.9	1.4	(0.4)
	(47.7)	6.9	2.0	(0.4)
Time value of option contracts excluded from hedge relationship	(9.6)	15.6	—	—
	$(57.3)	$22.5	$2.0	$(0.4)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

	(Gain) loss reclassified or adjusted from cash flow hedge reserve to:
	Three months ended March 31, 2020	Three months ended March 31, 2019

Consolidated balance sheets
Property, plant and equipment	$0.1	$—
Consolidated statements of earnings (loss)
Cost of sales	1.6	(0.4)
General and administrative expenses	0.3	—
Total	$2.0	$(0.4)
There was no hedge ineffectiveness for the three months ended March 31, 2020 and 2019.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) against the U.S. dollar ($) have a direct impact on the Company’s consolidated interim financial statements.
The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.
As at March 31, 2020, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and Property, plant and equipment balance are as follows:

	2020	2021	2022	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (millions of C$)	191	252	210	120	773
Rate range ($/C$)[1]	1.30 - 1.40	1.30 - 1.47	1.30 - 1.48	1.30 - 1.46

1
The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2020 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at March 31, 2020 and December 31, 2019 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at March 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$2.2	$(11.3)	$(7.0)	$(7.0)	$7.0
Canadian dollar forward contracts	—	(0.7)	(0.7)	(0.7)	0.7
	$2.2	$(12.0)	$(7.7)	$(7.7)	$7.7

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$1.4	$—	$—	$—	$—
Canadian dollar forward contracts	—	—	0.1	0.1	(0.1)
Euro option contracts	—	—	(1.1)	(1.1)	1.1
	$1.4	$—	$(1.0)	$(1.0)	$1.0

(iii)	Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate ("WTI") crude oil are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
As at March 31, 2020, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss), are as follows:

	2020	2021	2022	2023	Total
Brent crude oil option contracts (barrels)[1]	432	588	520	170	1,710
Option contracts with strike prices at ($/barrel)[2]	50 - 65	54 - 65	50 - 65	50 - 65
WTI crude oil option contracts (barrels)[1]	366	456	450	348	1,620
Option contracts with strike prices at ($/barrel)[2]	43 - 60	46 - 62	45 - 62	47 - 60

1	Quantities of barrels are in thousands.

2
The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at March 31, 2020 and December 31, 2019 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at March 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$—	$(24.7)	$(22.2)	$(22.2)	$22.2
WTI crude oil option contracts	—	(18.0)	(13.9)	(13.9)	13.9
	$—	$(42.7)	$(36.1)	$(36.1)	$36.1

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.8	$(1.3)	$0.9	$0.9	$(0.9)
WTI crude oil option contracts	1.9	(1.0)	0.9	0.9	(0.9)
	$3.7	$(2.3)	$1.8	$1.8	$(1.8)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

(c)Gain (loss) on non-hedge derivatives and warrants
Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 26) in the Consolidated statement of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 16(a)), the embedded derivative related to the Rosebel power purchase agreement (note 14) and warrants associated with investments in marketable securities.

		Three months ended March 31,
	Notes	2020	2019
Embedded derivatives	14,16(a)	$(29.1)	$4.3
Warrants		(0.9)	1.4
	26	$(30.0)	$5.7

19.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

▪	Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2019.

(a)	Financial assets and liabilities measured at fair value on a recurring basis
The Company’s fair values of financial assets and liabilities were as follows:

	March 31, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$795.0	$795.0	$—	$—	$795.0
Short-term investments	7.2	7.2	—	—	7.2
Restricted cash	27.6	27.6	—	—	27.6
Marketable securities and warrants	6.3	5.3	—	1.0	6.3
Bond fund investments	2.1	2.1	—	—	2.1
Derivatives
Currency contracts	2.2	—	2.2	—	2.2
Embedded derivative - Prepayment option on notes	—	—	—	—	—
	$840.4	$837.2	$2.2	$1.0	$840.4
Liabilities
Derivatives
Currency contracts	$(12.0)	$—	$(12.0)	$—	$(12.0)
Crude oil contracts	(42.7)	—	(42.7)	—	(42.7)
Embedded derivative - Rosebel power purchase agreement	(17.1)	—	(17.1)	—	(17.1)
Long-term debt - 7% Senior Notes[1]	(400.0)	(373.3)	—	—	(373.3)
Long-term debt - Equipment Loan[2]	(19.2)	—	(21.5)	—	(21.5)
	$(491.0)	$(373.3)	$(93.3)	$—	$(466.6)

1
The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.0 million as at March 31, 2020. The carrying amount of the long-term debt also excludes the embedded derivative.

2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at March 31, 2020.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

	December 31, 2019
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$830.6	$830.6	$—	$—	$830.6
Short-term investments	6.1	6.1	—	—	6.1
Restricted cash	28.1	28.1	—	—	28.1
Marketable securities and warrants	17.9	7.4	4.5	6.0	17.9
Derivatives
Currency contracts	1.4	—	1.4	—	1.4
Crude oil contracts	3.7	—	3.7	—	3.7
Embedded derivative - Prepayment option on notes	12.0	—	12.0	—	12.0
	$899.8	$872.2	$21.6	$6.0	$899.8
Liabilities
Derivatives
Crude oil contracts	$(2.3)	$—	$(2.3)	$—	$(2.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(416.8)	—	—	(416.8)
Long-term debt - Equipment Loan[2]	(20.7)	—	(20.8)	—	(20.8)
	$(423.0)	$(416.8)	$(23.1)	$—	$(439.9)

1
The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019. The carrying amount of the long-term debt also excludes the embedded derivative.

2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.3 million as at December 31, 2019.

(b)	Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2019	$6.0
Reduction in value of marketable securities	(5.0)
Balance, March 31, 2020	$1.0
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative - Prepayment option on notes
The fair value of the embedded derivative as at March 31, 2020 was $nil and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative - Rosebel power purchase agreement
The fair value of the embedded derivative on Rosebel's power purchase agreement as at March 31, 2020 was $17.1 million and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy.
Senior Notes
The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the Senior Notes as at March 31, 2020 was $373.3 million (December 31, 2019 - $416.8 million).
Equipment Loan
The fair value of the Equipment Loan required to be disclosed is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the Equipment Loan as at March 31, 2020 was $21.5 million (December 31, 2019 - $20.8 million).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

20.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Three months ended March 31,
Number of common shares (in millions)	2020	2019
Outstanding, beginning of the period	469.0	466.8
Issuance of shares for share-based compensation	1.9	1.1
Outstanding, end of the period	470.9	467.9

21.	LOSS PER SHARE
Basic loss per share computation

	Three months ended March 31,
	2020	2019
Numerator
Net loss from continuing operations attributable to equity holders of IAMGOLD	$(34.4)	$(40.7)
Net loss from discontinued operations attributable to equity holders of IAMGOLD	—	(0.6)
Net loss attributable to equity holders of IAMGOLD	$(34.4)	$(41.3)
Denominator (in millions)
Weighted average number of common shares (basic)	470.1	467.6
Basic and diluted loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.07)	$(0.09)
Basic and diluted loss from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	—	—
Basic and diluted loss attributable to equity holders of IAMGOLD ($/share)	$(0.07)	$(0.09)
Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Three months ended March 31,
(in millions)	Notes	2020	2019
Share options	22(a)	5.8	8.4
Full value awards	22(b)	6.9	5.7
Contingently issuable shares		—	1.0
		12.7	15.1

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

22.    SHARE-BASED COMPENSATION
(a)Share option award plan
A summary of the status of the Company's share option award plan units and changes during the period is presented below:

Three months ended March 31, 2020	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the period	7.5	$5.11
Exercised	(0.7)	3.13
Expired	(1.0)	7.74
Outstanding, end of the period	5.8	$4.87
Exercisable, end of the period	3.3	$4.61

1	Exercise prices are denominated in Canadian dollars. The exchange rate at March 31, 2020 between the U.S. dollar and Canadian dollar was
$0.7082/C$.
(b)Full value award plans
(i) Full value award reserve
A summary of the status of the Company’s deferred share units, restricted share units, and performance share units issued to employees and directors under the full value award plan and changes during the period is presented below.

Three months ended March 31, (in millions)	2020
Outstanding, beginning of the period	5.3
Granted	3.2
Issued	(1.2)
Forfeited and withheld for tax	(0.4)
Outstanding, end of the period	6.9
(ii) Summary of awards granted
Deferred share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

Three months ended March 31,	2020
Weighted average risk-free interest rate	0.6%
Weighted average expected volatility[1]	64.0%
Weighted average dividend yield	0.0%
Weighted average expected life of deferred share units issued (years)	0.8
Weighted average grant-date fair value (C$ per share)	$3.68
Weighted average share price at grant date (C$ per share)	$3.68

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.
Restricted share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

Three months ended March 31,	2020
Weighted average risk-free interest rate	0.5%
Weighted average expected volatility[1]	54.0%
Weighted average dividend yield	0.0%
Weighted average expected life of restricted share units issued (years)	3.0
Weighted average grant-date fair value (C$ per share)	$3.30
Weighted average share price at grant date (C$ per share)	$3.30

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

Performance share units
The following were the weighted average inputs to the Monte Carlo model used in determining the fair value of the performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

Three months ended March 31,	2020
Risk-free interest rate	0.5%
Expected volatility[1]	53.8%
Dividend yield	0.0%
Expected life of restricted share units issued (years)	3.0
Grant-date fair value (C$ per share)	$3.23
Share price at grant date (C$ per share)	$3.30

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

23.	COST OF SALES

	Three months ended March 31,
	2020	2019
Operating costs[1]	$165.8	$171.9
Royalties	13.4	11.4
Depreciation expense[2]	63.4	68.6
	$242.6	$251.9

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

24.	OTHER EXPENSES

	Three months ended March 31,
	2020	2019
Impairment charge	$—	$12.5
Changes in asset retirement obligations at closed sites	—	2.2
Write-down of assets	0.5	1.2
Restructuring costs	—	3.2
Consulting costs	0.7	1.5
Care and maintenance costs[1]	1.3	—
Other	0.4	1.4
	$2.9	$22.0

1
Westwood mine was placed on care and maintenance on March 25, 2020 as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently, on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business.

25.	FINANCE COSTS

		Three months ended March 31,
	Notes	2020	2019
Interest expense		$2.6	$2.2
Credit facility fees		1.2	1.1
Accretion expense - Gold prepayment	17	2.3	—
Accretion expense - Other		0.1	0.4
		$6.2	$3.7
Total interest paid during the three months ended March 31, 2020 was $1.1 million (three months ended March 31, 2019 - $0.3 million). Interest paid relates to interest charges on notes, credit facilities, the equipment loan and leases.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

26.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Three months ended March 31,
	Notes	2020	2019
Interest income		$3.9	$3.1
Gain (loss) on non-hedge derivatives and warrants	18(c)	(30.0)	5.7
Other gains (losses)		(0.4)	0.3
		$(26.5)	$9.1

27.	CASH FLOW ITEMS
(a)    Adjustments for other non-cash items within operating activities

		Three months ended March 31,
	Notes	2020	2019
Share-based compensation		$1.9	$2.1
Write-down of assets	24	0.5	1.2
Write-down of inventories	7	0.7	0.6
Effects of exchange rate fluctuation on short-term investments		—	1.7
Effects of exchange rate fluctuation on restricted cash		0.5	0.4
Other		(0.1)	0.7
		$3.5	$6.7

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended March 31,
	2020	2019
Receivables and other current assets	$(8.0)	$(4.6)
Inventories and non-current ore stockpiles	(9.7)	(1.9)
Accounts payable and accrued liabilities	(11.0)	(18.2)
	$(28.7)	$(24.7)
(c)Net cash used in operating activities related to closed mines

		Three months ended March 31,
	Notes	2020	2019
Net loss from closed mines		$(0.3)	$(7.6)
Adjustments for:
Share of net loss from investment in associate and incorporated joint ventures, net of income taxes	8	—	(0.1)
Finance costs at closed mines	25	0.2	0.2
Changes in estimates of asset retirement obligations at closed sites	24	—	2.2
Loss on investment in Yatela		—	5.3
Movement in non-cash working capital at closed sites		(0.1)	(0.3)
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed sites		(0.6)	(0.3)
		$(0.8)	$(0.6)

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

(d) Other investing activities

		Three months ended March 31,
	Notes	2020	2019
Disposal (acquisition) of investments		$0.5	$(0.1)
Repayments from related parties	29	0.1	0.1
Other		(0.4)	(0.2)
		$0.2	$(0.2)
(e) Reconciliation of long-term debt arising from financing activities

	Notes	Equipment Loan	7% Senior Notes	Total
Balance, January 1, 2019		$—	$398.5	$398.5
Cash changes:
Proceeds from equipment loan	16(b)	23.3	—	23.3
Deferred transaction costs		(0.3)	—	(0.3)
Repayments		(2.3)	—	(2.3)
Non-cash changes:
Amortization of deferred financing charges		—	0.9	0.9
Foreign currency translation		(0.3)	—	(0.3)
Change in fair value of embedded derivative	16(a)	—	(11.3)	(11.3)
Balance, December 31, 2019		$20.4	$388.1	$408.5
Cash changes:
Repayments		(1.1)	—	(1.1)
Non-cash changes:
Amortization of deferred financing charges		—	0.1	0.1
Foreign currency translation		(0.4)	—	(0.4)
Change in fair value of embedded derivative	16(a)	—	12.0	12.0
Balance, March 31, 2020		$18.9	$400.2	$419.1

28.	COMMITMENTS

	March 31, 2020	December 31, 2019
Purchase obligations	$121.3	$124.4
Capital expenditure obligations	42.6	42.0
Lease obligations	70.6	65.2
	$234.5	$231.6
Commitments – payments due by period

As at March 31, 2020	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$121.3	$116.1	$2.9	$1.1	$1.2
Capital expenditure obligations	42.6	42.6	—	—	—
Lease obligations	70.6	13.5	31.3	23.2	2.6
	$234.5	$172.2	$34.2	$24.3	$3.8
1Due over the period from April 1, 2020 to December 31, 2020.
2Due over the period from January 1, 2021 to December 31, 2022.
3Due over the period from January 1, 2023 to December 31, 2024.
4Due from January 1, 2025 and beyond.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

29.	RELATED PARTY TRANSACTIONS
The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets:

	Three months ended March 31,
	2020	2019
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the period	$—	$0.1
Repayments	(0.1)	(0.1)
Balance, end of the period	$(0.1)	$—
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the period	$—	$14.0
Balance, end of the period	$—	$14.0

1
These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.

30.	SEGMENTED INFORMATION
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine;
•Canada - Doyon division, including Westwood mine;
•Discontinued operations - Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%), classified as held for sale.
The Company’s non-gold segments are divided as follows:
•Exploration and evaluation and development; and
•Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

	March 31, 2020			December 31, 2019
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$954.5	$1,242.0	$278.6	$958.1	$1,255.6	$254.2
Suriname	764.3	951.8	402.9	756.1	938.5	360.8
Canada	316.3	337.9	199.4	315.4	338.9	203.7
Total gold mines excluding incorporated joint ventures	2,035.1	2,531.7	880.9	2,029.6	2,533.0	818.7
Exploration and evaluation and development	526.5	620.8	17.6	510.7	605.5	13.6
Corporate[1]	53.7	711.1	637.7	58.8	723.6	611.0
Total per consolidated financial statements	$2,615.3	$3,863.6	$1,536.2	$2,599.1	$3,862.1	$1,443.3
Discontinued operations - Incorporated joint ventures (Mali)[2]	$62.9	$144.8	$121.3	$63.5	$140.7	$123.2
1 The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.
2 The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company's Chief Operating Decision Maker ("CODM") to assess the performance of the incorporated joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020

Three months ended March 31, 2020

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$132.5	$80.1	$35.1	$—	$—	$—	$17.3	$31.9
Suriname	106.0	73.6	20.7	—	0.9	0.4	10.4	20.5
Canada	36.0	25.5	6.8	—	—	2.0	1.7	4.6
Total gold mines excluding incorporated joint ventures	274.5	179.2	62.6	—	0.9	2.4	29.4	57.0
Exploration and evaluation and development[5]	—	—	—	—	7.5	—	(7.5)	10.5
Corporate[6]	—	—	0.8	11.9	—	0.5	(13.2)	—
Total per consolidated financial statements	274.5	179.2	63.4	11.9	8.4	2.9	8.7	67.5
Discontinued operations - Incorporated joint ventures (Mali)[7]	19.6	11.8	—	—	—	—	7.8	—
	$294.1	$191.0	$63.4	$11.9	$8.4	$2.9	$16.5	$67.5
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 Closed site costs on Exploration and evaluation properties included in Other expenses.
6 Includes earnings from royalty interests.
7 Net earnings (loss) from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings (loss). The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.
Three months ended March 31, 2019

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$134.1	$91.6	$33.3	$—	$—	$12.5	$(3.3)	$30.4
Suriname	92.5	62.9	17.5	—	0.4	0.8	10.9	20.3
Canada	24.4	28.8	12.8	—	—	6.0	(23.2)	12.6
Total gold mines excluding incorporated joint ventures	251.0	183.3	63.6	—	0.4	19.3	(15.6)	63.3
Exploration and evaluation and development[5]	—	—	—	—	8.5	0.1	(8.6)	6.4
Corporate[6]	—	—	5.0	9.6	—	2.6	(17.2)	0.5
Total per consolidated financial statements	251.0	183.3	68.6	9.6	8.9	22.0	(41.4)	70.2
Discontinued operations - Incorporated joint ventures (Mali)[7]	16.2	10.3	0.4	—	—	—	5.5	—
	$267.2	$193.6	$69.0	$9.6	$8.9	$22.0	$(35.9)	$70.2

1	Excludes depreciation expense.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.

5	Closed site costs on Exploration and evaluation properties included in Other expenses.

6	Includes earnings from royalty interests.

7
Net earnings (loss) from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings (loss). The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.

31.	SUBSEQUENT EVENT
On April 22, 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture (“UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the UJV Area of Interest, which includes Saramacca. The UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the UJV on behalf of the Republic of Suriname. Staatsolie has paid Rosebel an initial amount of $34.0 million toward an aggregate owing of $54.9 million for all operating and capital expenses related to the Saramacca Project. The remaining amount will be paid out of Staatsolie’s gold entitlement.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - MARCH 31, 2020